Exhibit 99.1

Castor Maritime Inc. Reports Fourth Quarter and Full Year Results for 2024

Limassol, Cyprus, May 14, 2025 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping and energy company, today announced its results for the three months and year ended December 31, 2024.

Highlights of the Year Ended December 31, 2024:

■	Total vessel revenues from continuing operations: $65.1 million for the year ended December 31, 2024, as compared to $97.5 million for the year ended December 31, 2023, or a 33.2% decrease;
■	Net income from continuing operations: $15.3 million for the year ended December 31, 2024, as compared to net income of $21.3 million for the year ended December 31, 2023, or a 28.2% decrease;
■	Net income of $15.3 million for the year ended December 31, 2024, as compared to $38.6 million for the year ended December 31, 2023, or a 60.4% decrease;
■	Earnings per common share, basic from continuing operations: $3.50 per share for the year ended December 31, 2024, as compared to $2.05 per share for the year ended December 31, 2023;
■	EBITDA from continuing operations(1): $29.7 million for the year ended December 31, 2024, as compared to $51.6 million for the year ended December 31, 2023; and
■	Adjusted EBITDA from continuing operations(1): $51.4 million for the year ended December 31, 2024, as compared to $46.5 million for the year ended December 31, 2023.
■	Cash and restricted cash of $87.9 million as of December 31, 2024, as compared to $120.9 million as of December 31, 2023;
■	For the year ended December 31, 2024, the Company completed three acquisitions and seven disposals and for the year ended December 31, 2023, there were no vessels acquired or sold;
■	On December 11, 2024, the Company entered into a facility agreement with Toro Corp. (“Toro”) to borrow a $100.0 million senior term loan facility from Toro, which was drawn down on the same date;
■
On December 12, 2024, the Company agreed to issue to Toro an additional 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor (“Series D Preferred Shares”) with a stated amount of $1,000 per share for total consideration of $50.0 million in cash;

■
On December 12, 2024, the Company, through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which the Company agreed to acquire from MPC Münchmeyer Petersen & Co. GmbH (“MPC Holding”), subject to certain terms and conditions, 26,116,378 shares of common stock of MPC Münchmeyer Petersen Capital AG (“MPC Capital”), representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (approximately $192.0 million at the time of the transaction), excluding transaction related costs. The acquisition was completed on December 16, 2024; and

■
Following the acquisition of MPC Capital, the Company determined that it operates in three reportable segments (previously two), i.e., (i) the dry bulk segment, (ii) the containership segment, and (iii) the asset management segment.

(1) EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition of these measures and reconciliation to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary for 2024:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

“The fourth quarter of 2024 marked an important milestone for Castor Maritime as we completed the acquisition of MPC Capital, a strategic transaction which diversifies our business and allows us to enter the asset management sector in the shipping and energy infrastructure areas. It is an important step to our growth trajectory and positions us well for the balancing of our future income streams.

Overall, throughout 2024, we delivered on our plans, enjoyed robust cash flows from operations, modernized our fleet, simplified our capital structure and built a robust liquidity position.

During the course of  2025, we fully repaid the $100 million loan from Toro, which was used in part to finance the MPC Capital acquisition. As a result, our balance sheet remains strong, allowing us to continue pursuing growth opportunities and remain focused on executing our strategy as a diversified global shipping and energy company.”

Earnings Commentary:

Fourth Quarter ended December 31, 2024, and 2023, Results

Total vessel revenues for the three months ended December 31, 2024, decreased to $15.0 million from $26.4 million in the same period of 2023. This variation was mainly driven by (i) the decrease in our Available Days (defined below) from 1,740 days in the three months ended December 31, 2023, to 1,180 days in the three months ended December 31, 2024, following the sale of seven dry bulk vessels during the six months ended June 30, 2024 and the sale of three dry bulk vessels in the fourth quarter of 2023, as partially offset by the acquisitions of the M/V Magic Celeste on August 16, 2024, M/V Raphaela on October 3, 2024 and M/V Magic Ariel on October 9, 2024 and (ii) the decrease in prevailing charter rates of our dry bulk vessels.

Revenue from services for the three months ended December 31, 2024, amounted to $1.2 million and relates to revenue earned from our newly acquired subsidiary, MPC Capital, for the period from December 16, 2024 (the date on which the MPC Capital acquisition was consummated) to December 31, 2024. Revenue from services is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services.

There was an increase in voyage expenses to $1.2 million in the three months ended December 31, 2024, from $1.1 million in the same period of 2023, which was mainly associated with the increase of port and other expenses, partially offset by the decrease of brokerage commissions due to the decrease in our Available Days and prevailing charter rates of our dry bulk vessels.

Vessel operating expenses decreased by $3.8 million to $6.3 million in the three months ended December 31, 2024 from $10.1 million in the same period of 2023, mainly reflecting the decrease in the Ownership Days of our fleet to 1,186 days in the three months ended December 31, 2024, from 1,740 days in the same period in 2023.

Cost of revenue from services for the three months ended December 31, 2024, amounted to $1.1 million and relates to expenses for purchased services and employee expenses from our newly acquired subsidiary MPC Capital for the period from December 16, 2024 to December 31, 2024.

Management fees in the three months ended December 31, 2024 amounted to $1.3 million, whereas in the same period of 2023, management fees totaled $1.7 million. This decrease in management fees is due to the decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales of the dry bulk vessels mentioned above, partly offset by a management fee adjustment for inflation under our Amended and Restated Master Management Agreement with effect from July 1, 2024.

The decrease in depreciation and amortization costs by $0.9 million to $4.0 million in the three months ended December 31, 2024, from $4.9 million in the same period of 2023, mainly reflects the decrease in our Ownership Days following the sale of seven dry bulk vessels during the six months ended June 30, 2024 and the sale of three dry bulk vessels in the fourth quarter of 2023, partially offset by the acquisition of two dry bulk vessels and one containerships vessel during the second half of 2024.

General and administrative expenses in the three months ended December 31, 2024, amounted to $8.5 million, whereas, in the same period of 2023, general and administrative expenses totaled $1.3 million. This increase mainly reflects the increased costs related to the acquisition of MPC Capital.

Loss on vessels held for sale in the three months ended December 31, 2024, amounted to $3.6 million, representing the expected loss from the sale of the containership vessel M/V Ariana A during the next twelve-month period. We did not record any loss on any vessels held for sale during the three months ended December 31, 2023. During the three months ended December 31, 2023, for the dry bulk vessels that were classified as vessels held for sale, no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Net gain from equity method investments in the three months ended December 31, 2024 and 2023, amounted to $2.7 million and $0, respectively, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

During the three months ended December 31, 2024, we incurred net interest costs and finance costs amounting to $0.02 million compared to $1.4 million during the same period in 2023. The decrease is mainly associated with the drop in our weighted average indebtedness.

Other (expenses)/income, net in the three months ended December 31, 2024, amounted to $(25.6) million, which includes a loss of $(28.0) million from our investments in listed equity securities, partially offset by dividend income on equity securities of $2.0 million and dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”). The loss of $(28.0) million from our investments in listed equity securities includes an unrealized loss of $(24.1) million, mostly related to revaluing our investments in listed equity securities at period end market rates.

Other income, net in the three months ended December 31, 2023, amounted to $19.1 million, which mainly includes (i) the unrealized gain of $18.6 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $0.1 million and (iii) dividend income of $0.4 million from our investment in the Toro Series A Preferred Shares.

Recent Financial Developments Commentary:

Liquidity/Financing/Cash flow update

Our consolidated cash position (including our restricted cash) as of December 31, 2024, decreased by $33.0 million to $87.9 million, as compared to our cash position on December 31, 2023, which amounted to $120.9 million. The decrease was mainly the result of: (i) $41.9 million of net operating cash flows received during the year ended December 31, 2024, (ii) $107.9 million inflow of net proceeds from the sales of the M/V Magic Moon, M/V Magic Nova, M/V Magic Orion, M/V Magic Nebula, M/V Magic Venus, M/V Magic Vela and M/V Magic Horizon, (iii) inflows of $1.4 million of proceeds from a claim, (iv) $50.0 million of net proceeds following the issuance of additional Series D Preferred Shares to Toro, (v) $100.0 million proceeds related to the Toro term loan facility, as offset by (vi) $86.9 million for scheduled principal repayments, early prepayments in connection with the sale of vessels and voluntary prepayments, on our debt, (vii) the acquisition of MPC Capital for $192.0 million, net of $28.0 million in cash held by MPC Capital and $1.0 million included in assets held for sale on the acquisition date, (viii) the acquisitions of the M/V Magic Celeste, the M/V Raphaela and M/V Magic Ariel amounting to $72.2 million, (ix) net outflows of $7.0 million associated with the purchase and sale of equity securities, (x) $2.5 million of dividends paid relating to Series D Preferred and (xi) $1.1 million for payments related to the repurchase in May 2024 of our outstanding Common Share Purchase Warrants issued on April 7, 2021.

As of December 31, 2024, our total debt, gross of unamortized deferred loan fees, was $103.7 million, of which $11.1 million is repayable within one year, as compared to $86.6 million of gross total debt as of December 31, 2023, an increase mainly due to the $100.0 million senior term loan facility with Toro offset by the prepayments in connection with vessel dispositions and voluntary prepayments of our long term debt.

Loan prepayments

On December 3, 2024, we fully repaid the amount of $1.6 million that remained outstanding under the $11.0 million senior secured term loan facility with Alpha Bank S.A, secured against two dry bulk vessels (the M/V Magic P and M/V Magic Moon).

Recent Business Developments Commentary:

Senior term loan facility agreement of $100.0 million from Toro

On December 11, 2024, Castor entered into a facility agreement with Toro to receive a $100.0 million senior term loan facility from Toro (the “Term Loan”) which was drawn down on the same date.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

Additional information about this transaction and its terms can be found in the Castor annual report on Form 20-F, filed pursuant to the Securities Exchange Act of 1934 which is available at www.sec.gov.

On March 24, 2025, March 31, 2025 and April 29, 2025, Castor performed partial prepayments to Toro related to the Term Loan amounting to $13,500,000, $34,000,000 and $14,000,000, respectively, in addition to $2,500,000 as part of the scheduled repayment of the loan. On May 5, 2025, we prepaid the amount of $36,000,000 remaining outstanding as of  that date.

Issuance of an additional 50,000 Series D Preferred Shares

On December 12, 2024, Castor issued an additional 50,000 Series D Preferred Shares with a stated amount of $1,000 per share to Toro for a total consideration of $50.0 million in cash. Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

Additional information about this transaction and its terms can be found in the Castor annual report on Form 20-F, filed pursuant to the Securities Exchange Act of 1934 which is available at www.sec.gov.

Acquisition of MPC Capital

On December 12, 2024, the Company, through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which the Company agreed to acquire from MPC Holding, subject to certain terms and conditions, 26,116,378 shares of common stock of MPC Capital, representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (approximately $192.0 million at the time of the transaction), excluding transaction related costs. On December 16, 2024, the acquisition was completed. MPC Capital is an asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, project access, and integrated asset management expertise, including technical and commercial ship management. MPC Capital is a public limited liability company incorporated and domiciled in Germany and is listed on the Scale Segment of the Frankfurt Stock Exchange since 2000.

Vessel Acquisitions

We have completed the acquisition of the two vessels listed below:

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Date of agreement	Purchase Price (in million)	Delivery date
Raphaela	1,850 TEU (Containership)	26,811	2008	Turkey	September 6, 2024	$16.49	October 3, 2024
Magic Ariel	Kamsarmax (Dry Bulk carrier)	81,845	2020	China	September 19, 2024	$29.95	October 9, 2024

Sale of vessels

We have completed the sale of the four vessels listed below:

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Date of agreement	Sale Price (in million)	Delivery date
Ariana A	2,700 TEU (Containership)	38,117	2005	Germany	November 13, 2024	$16.50	January 22, 2025
Gabriela A	2,700 TEU (Containership)	38,121	2005	Germany	December 4, 2024	$19.30	May 7, 2025
Magic Eclipse	Panamax (Dry Bulk carrier)	74,940	2011	Japan	March 6, 2025	$13.5	March 24, 2025
Magic Callisto	Panamax (Dry Bulk carrier)	74,930	2012	Japan	March 11, 2025	$14.5	April 28, 2025

Fleet Employment Status (as of May 13, 2025)

During the three months ended December 31, 2024, we operated on average 12.9 vessels earning a Daily TCE Rate(2) of $11,648 as compared to an average of 18.9 vessels earning a Daily TCE Rate(2) of $14,530 during the same period in 2023.

Our employment profile as of May 13, 2025 is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$11,950 per day (2)	-(3)	-(3)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	$12,550 per day(4)	-(3)	-(3)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$13,000 per day for Q2 2025 & $11,256 per day for Q3 2025 (5)	-(3)	-(3)
Magic Mars	Panamax	76,822	2014	Korea	TC period	$11,600 per day (6)	-(3)	-(3)
Magic P	Panamax	76,453	2004	Japan	Panamax Pool (7)	N/A	-(8)	-(8)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC (9)	-(3)	-(3)
Magic Ariel	Kamsarmax	81,845	2020	China	TC period	108% of BPI5TC(13)	May-25(10)	-(3)
Magic Celeste	Ultramax	63,310	2015	China	TC period	111% of BSI10TC (11)	May-25(12)	-(3)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Raphaela	Containership	26,811	2008	Turkey	TC period	$19,250	Oct-25	Feb-25

(1)	TC stands for time charter.
(2)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC(13). In accordance with the prevailing charter party, on February 4, 2025, we converted the index-linked rate to fixed from April 1, 2025 until June 30, 2025 at a rate of $11,950 per day. Thereafter, the rate will be converted back to index-linked.

(3)	In accordance with the prevailing charterparty, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(4)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC(13). In accordance with the prevailing charter party, on April 24, 2025, we converted the index-linked rate to fixed from May 1, 2025 until September 30, 2025 at a rate of $12,550 per day. Thereafter, the rate will be converted back to index-linked.

(5)
The vessel’s daily gross charter rate is equal to 98% of BPI4TC(9). In accordance with the prevailing charter party, on February 14, 2025, we converted the index-linked rate to fixed from April 1, 2025 until June 30, 2025 at a rate of $13,000 per day. In accordance with the prevailing charter party, on April 10, 2025, we converted the index-linked rate to fixed from July 1, 2025 until September 30, 2025 at a rate of $11,256 per day. Thereafter, the rate will be converted back to index-linked.

(6)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC(9). In accordance with the prevailing charter party, on February 4, 2025, we converted the index-linked rate to fixed from April 1, 2025 until June 30, 2025 at a rate of $11,600 per day. Thereafter, the rate will be converted back to index-linked.

(7)	The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.
(8)	Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.
(9)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(10)
The earliest redelivery under the prevailing charter party is 7 months after delivery. Thereafter, both owners and charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(11)
The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

(12)
The earliest redelivery under the prevailing charter party is 9 months after delivery. Thereafter, both owners and charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(13)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

Financial Results Overview of Continuing Operations:

Set forth below are selected financial data of our dry bulk, containerships and asset management segments (continuing operations) for each of the three months and year ended December 31, 2024, and 2023, respectively:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2024 (unaudited)	December 31, 2023 (unaudited)	December 31, 2024 (unaudited)	December 31, 2023 (unaudited)
Total vessel revenues	$14,989,190	$26,363,527	$65,069,003	$97,515,511
Revenue from services	$1,174,376	$—	$1,174,376	$—
Operating (loss)/income	$(7,011,456)	$7,442,258	$21,426,610	$22,007,914
Net (loss)/income, net of taxes	$(32,716,878)	$25,013,724	$15,304,934	$21,303,156
EBITDA(1)	$(28,667,952)	$31,375,113	$29,679,564	$51,607,538
Adjusted EBITDA(1)	$2,441,699	$12,770,758	$51,361,365	$46,473,525
(Loss)/earnings per common share, basic attributable to Castor Maritime Inc. common shareholders	$(1.24)	$2.46	$3.50	$2.05
(Loss)/earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders	$(1.24)	$1.08	$0.38	$0.95

(1)        EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data which are applicable only for our dry bulk and containership segments for each of the three months and year ended December 31, 2024, and 2023, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2024	2023	2024	2023
Ownership Days(1)(7)	1,186	1,740	4,669	7,507
Available Days(2)(7)	1,180	1,740	4,626	7,483
Operating Days(3)(7)	1,176	1,716	4,588	7,433
Daily TCE Rate(4)	$11,648	$14,530	$13,147	$12,356
Fleet Utilization(5)	100%	99%	99%	99%
Daily vessel operating expenses(6)	$5,333	$5,802	$5,609	$5,583

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
REVENUES
Time charter revenues	$14,989,190	$26,363,527	$65,069,003	$97,515,511
Total vessel revenues	$14,989,190	$26,363,527	$65,069,003	$97,515,511
Revenue from services (including related party revenues)	$1,174,376	$—	$1,174,376	$—
Total revenues	$16,163,566	$26,363,527	$66,243,379	$97,515,511
EXPENSES
Voyage expenses (including commissions to related party)	(1,244,365)	(1,081,795)	(4,248,856)	(5,052,228)
Vessel operating expenses	(6,324,637)	(10,095,623)	(26,188,773)	(41,913,628)
Cost of revenue from services	(1,117,476)	—	(1,117,476)	—
Management fees - related parties	(1,270,332)	(1,718,598)	(4,808,602)	(7,167,397)
Depreciation and amortization	(3,988,177)	(4,851,439)	(15,037,006)	(22,076,831)
General and administrative expenses (including related party fees)	(8,453,888)	(1,279,218)	(13,343,878)	(5,681,371)
Loss on vessels held for sale	(3,629,521)	—	(3,629,521)	—
Provision for doubtful accounts	(4,823)	—	(4,823)	—
Net gain on sale of vessels	5,781	105,404	19,298,394	6,383,858
Gain from a claim	6,740	—	1,418,096	—
Net gain on disposal	158,440	—	158,440	—
Net gain from equity method investments measured at fair value	2,687,236	—	2,687,236	—
Operating (loss)/income	$(7,011,456)	$7,442,258	$21,426,610	$22,007,914
Interest and finance costs, net (1)	(26,448)	(1,431,062)	796,364	(8,049,757)
Other (expenses)/income, net	(25,644,673)	19,081,416	(6,784,052)	7,522,793
Income taxes	(34,301)	(78,888)	(133,988)	(177,794)
Net (loss)/income from continuing operations, net of taxes	$(32,716,878)	$25,013,724	$15,304,934	$21,303,156
Net (loss)/income from discontinued operations, net of taxes	$—	$—	$—	$17,339,332
Net (loss)/income	$(32,716,878)	$25,013,724	$15,304,934	$38,642,488
Less: Net income attributable to the non-controlling interest	(685,938)	—	(685,938)	—
Net (loss)/income attributable to Castor Maritime Inc.	(33,402,816)	25,013,724	14,618,996	38,642,488
Dividend on Series D Preferred Shares	(743,055)	(638,889)	(2,645,833)	(1,020,833)
Deemed dividend on Series D Preferred Shares	(227,908)	(123,273)	(606,444)	(196,296)
Deemed dividend on warrants repurchase	—	(444,885)	—	(444,885)
Deemed contribution from Series D preferred shareholders	22,437,675	—	22,437,675	—
Net (loss)/income attributable to common shareholders of Castor Maritime Inc.	$(11,936,104)	$23,806,677	$33,804,394	$36,980,474
Other comprehensive loss:
Foreign currency translation	(1,878,694)	—	(1,878,694)	—
Net cash flow hedges	(168,377)	—	(168,377)	—
Other comprehensive loss	(2,047,071)	—	(2,047,071)	—
Other comprehensive loss attributable to noncontrolling interests	537,884	—	537,884	—
Other comprehensive loss attributable to Castor Maritime Inc.	(1,509,187)	—	(1,509,187)	—

Total comprehensive (loss)/income	(34,763,949)	25,013,724	13,257,863	38,642,488
Less: Comprehensive income attributable to noncontrolling interests	(148,054)	—	(148,054)	—
Total comprehensive (loss)/income attributable to Castor Maritime Inc.	(34,912,003)	25,013,724	13,109,809	38,642,488

(Loss)/earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, continuing operations	$(1.24)	$2.46	$3.50	$2.05
(Loss)/earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, continuing operations	$(1.24)	$1.08	$0.38	$0.95
Earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, discontinued operations	$—	$—	$—	$1.81
Earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, discontinued operations	$—	$—	$—	$0.79
(Loss)/earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, Total	$(1.24)	$2.46	$3.50	$3.86
(Loss)/earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, Total	$(1.24)	$1.08	$0.38	$1.74
Weighted average number of common shares outstanding, basic (2)	9,662,354	9,662,354	9,662,354	9,571,045
Weighted average number of common shares outstanding, diluted (2)	9,662,354	22,696,684	38,745,250	21,953,833

(1)	Includes interest and finance costs and interest income, if any.

(2)
On March 27, 2024, the Company effected a 1-for-10 reverse stock split on its issued and outstanding common shares. All share and per share amounts presented in the unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income give effect to this reverse stock split retroactively for the periods presented.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$87,896,786	$111,383,645
Restricted cash	—	2,327,502
Due from related parties	6,393,625	5,650,168
Assets held for sale	69,430,788	38,656,048
Other current assets	90,137,025	84,259,511
Total current assets	253,858,224	242,276,874

NON-CURRENT ASSETS:
Vessels, net	200,443,193	229,536,996
Restricted cash	—	7,190,000
Due from related parties	3,504,667	4,504,340
Investment in related party	117,560,467	117,537,135
Equity method investments	50,503,722	—
Equity method investments measured at fair value	115,455,048	—
Other non-currents assets	56,051,600	3,996,634
Total non-current assets	543,518,697	362,765,105
Total assets	797,376,921	605,041,979

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	1,053,156	17,679,295
Current portion of long-term debt, related party, net	9,970,623	—
Debt related to assets held for sale, net	—	2,406,648
Liabilities directly associated with assets held for sale	17,656,371	—
Due to related parties, current	889,020	541,666
Other current liabilities	34,832,615	7,974,787
Total current liabilities	64,401,785	28,602,396
NON-CURRENT LIABILITIES:
Long-term debt, net	2,603,900	65,709,842
Long-term debt, related party, net	89,921,162	—
Other non-current liabilities	14,984,352	—
Total non-current liabilities	107,509,414	65,709,842
Total liabilities	171,911,199	94,312,238

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 50,000 and 100,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $50,000,000 and $100,000,000 as of December 31, 2024 and December 31, 2023, respectively	77,708,258	49,549,489
Total mezzanine equity	77,708,258	49,549,489

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2024 and December 31, 2023	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023	12	12
Additional paid-in capital	265,389,338	266,447,819
Retained Earnings	228,527,153	194,722,759
Accumulated other comprehensive loss	(1,509,187)	—
Total Castor Maritime Inc. shareholders’ equity	492,416,978	461,180,252
Noncontrolling interests	55,340,486	—
Total shareholders’ equity	547,757,464	461,180,252
Total liabilities, mezzanine equity and shareholders’ equity	$797,376,921	$605,041,979

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Year Ended December 31,
	2024	2023
Cash Flows provided by Operating Activities of continuing operations:
Net income	$15,304,934	$38,642,488
Less: Net income from discontinued operations, net of taxes	—	17,339,332
Net income from continuing operations, net of taxes	15,304,934	21,303,156
Adjustments to reconcile net income from continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	15,037,006	22,076,831
Amortization and write off of deferred finance charges	810,000	888,523
Amortization of fair value of acquired time charters	622,541	2,242,333
Straight line amortization of hire	(52,084)	—
Net gain on sale of vessels	(19,298,394)	(6,383,858)
Loss on vessels held for sale	3,629,521	—
Provision for doubtful accounts	4,823	—
Share-based compensation	9,494	—
Unrealized gains from equity method investments	(2,687,236)	—
Realized loss/(gain) on sale of equity securities	269,119	(2,636)
Unrealized loss/(gain) on equity securities	14,664,266	(5,134,013)
Non-cash effects from translation to reporting currency	(121,572)	—
Gain from a claim	(1,418,096)	—
Changes in operating assets and liabilities:		—
Accounts receivable trade, net	3,500,308	(208,487)
Inventories	(259,885)	539,742
Due from/to related parties	5,826,732	(4,518,056)
Prepaid expenses and other assets	1,014,149	(86,333)
Other deferred charges	—	51,138
Accounts payable	(1,786,123)	(3,260,521)
Accrued liabilities	4,390,018	(1,894,102)
Income tax receivable / payable	129,173	—
Derivative assets and liabilities, net	61,026	—
Deferred revenue	(970,440)	(1,034,987)
Dry-dock costs paid	(1,199,999)	(2,395,365)
Dividends received from equity investments	222,490	—
Dividends received from equity method investments measured at fair value	4,209,527	—
Net Cash provided by Operating Activities from continuing operations	41,911,298	22,183,365

Cash flow used in Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	(72,171,465)	(623,283)
Purchase of equity securities	(59,903,362)	(72,211,450)
Acquisition of a subsidiary, net of cash acquired	(162,960,366)	—
Proceeds from a claim	1,418,096	—
Proceeds from sale of equity securities	52,940,067	258,999
Net proceeds from sale of vessels	107,867,155	63,607,430
Proceeds from disposition of equity investments	248,715	—
Proceeds from disposition of subsidiaries, net of cash disposed of	(914,718)	—
Net cash used in Investing Activities from continuing operations	(133,475,878)	(8,968,304)

Cash flows provided by/(used in) Financing Activities of continuing operations:
Gross proceeds from issuance of common shares	—	881,827
Common shares issuance expenses	—	(260,936)
Gross proceeds from Series D Preferred Shares	50,000,000	50,000,000
Series D Preferred Shares issuance expenses	(10,000)	(146,807)
Repurchase of warrants	(1,058,481)	(941,626)
Dividends paid on Series D Preferred Shares	(2,500,000)	(479,167)
Repayment of long-term debt	(86,866,269)	(53,864,500)
Proceeds from long-term debt (including related party)	100,000,000	—
Payment of deferred financing costs	—	(25,178)
Proceeds received from Toro related to Spin-Off	—	2,694,647
Net cash provided by/(used in) Financing Activities from continuing operations	59,565,250	(2,141,740)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	—	20,409,041
Net cash used in Investing Activities from discontinued operations	—	(153,861)
Net cash used in Financing Activities from discontinued operations	—	(62,734,774)
Net cash used in discontinued operations	—	(42,479,594)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(284,819)	—
Net decrease in cash, cash equivalents, and restricted cash	(32,284,149)	(31,406,273)
Cash, cash equivalents and restricted cash at the beginning of the period	120,901,147	152,307,420
Cash, cash equivalents and restricted cash at the end of the period	$88,616,998	$120,901,147

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate which is applicable only for our dry bulk and containership fleet to Total vessel revenues (applicable only to dry bulk and containership segments) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2024	2023	2024	2023
Total vessel revenues	$14,989,190	$26,363,527	$65,069,003	$97,515,511
Voyage expenses - including commissions to related party	(1,244,365)	(1,081,795)	(4,248,856)	(5,052,228)
TCE revenues	$13,744,825	$25,281,732	$60,820,147	$92,463,283
Available Days	$1,180	$1,740	$4,626	$7,483
Daily TCE Rate	$11,648	$14,530	$13,147	$12,356

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity securities and non-recurring expenses, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/loss on securities and non-recurring expenses for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/ income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2024	2023	2024	2023
Net (loss)/ income from continuing operations, net of taxes	$(32,716,878)	$25,013,724	$15,304,934	$21,303,156
Depreciation and amortization	3,988,177	4,851,439	15,037,006	22,076,831
Interest and finance costs, net (1)	26,448	1,431,062	(796,364)	8,049,757
US source income taxes	34,301	78,888	133,988	177,794
EBITDA	$(28,667,952)	$31,375,113	$29,679,564	$51,607,538
Unrealized loss / (gain) on equity securities	24,092,116	(18,604,355)	14,664,266	(5,134,013)
Non-recurring expenses(2)	7,017,535	—	7,017,535	—
Adjusted EBITDA	$2,441,699	$12,770,758	$51,361,365	$46,473,525

(1)	Includes interest and finance costs and interest income, if any.

(2)	Includes expenses related to business acquisition transactions.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of the spin-off of our tanker business, the effects of our acquisition of MPC Münchmeyer Petersen Capital AG, our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and container vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, our ability to realize the expected benefits of vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, competition in the shipping and energy infrastructure management business, our ability to identify and develop new investment projects, our ability to maintain and increase the volume of the assets under our management and therefore our ability to earn fees, the financial performance or our investees over which we do not exercise control, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, tariffs, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the SEC. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com